Issuer Free Writing Prospectus, dated January 8, 2008
Filed pursuant to Rule 433 under the Securities Act of 1933
Registration No. 333-118020
Registration No. 333-118020-01
$600,000,000
Block Financial LLC
7.875% Notes due 2013
Fully and Unconditionally Guaranteed by
H&R Block, Inc.

Issuer:	Block Financial LLC, a Delaware limited liability company

Guarantor:	H&R Block, Inc., a Missouri corporation

Type:	SEC Registered

Ratings:	Baa1/BBB-/BBB (NegWatch/NegOutlook/NegWatch) (Moody’s/S&P/Fitch)

Size:	US$600,000,000

Trade Date:	January 8, 2008

Settlement Date:	January 11, 2008 (T+3 days)

Maturity:	January 15, 2013

Interest Rate Per Annum:	7.875%

Interest Payment Dates:	Semi-annually on the 15th of each July and January

First Interest Payment Date:	July 15, 2008

Public Offering Price:	99.896%

Treasury Benchmark:	3.625% due 12/12

Treasury Price:	$102-15 3/4

Treasury Yield:	3.081%

Re-offer Spread vs. Treasury	+481.9 bps

Yield to Maturity:	7.900%

Net Proceeds:	$595,776,000

Interest Rate Adjustment:	The interest rate payable on the notes will be subject to adjustment from time to time if either Moody’s or S&P downgrades (or subsequently upgrades) the debt rating assigned to the notes as described under “Description of Notes — Interest Rate Adjustment” in the preliminary prospectus supplement.

Optional Redemption:	At any time, in whole or in part, at a redemption price equal to the greater of: i) 100% of the principal amount of the notes to be redeemed, plus accrued interest to the redemption date, or ii) the sum of the present values of the remaining principal amount and scheduled payments of interest on the notes to be redeemed (not including any portion of payments of interest accrued as a of the redemption date) discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 70 basis points plus accrued interest to the redemption date.

Mandatory Offer to Repurchase Notes:	In the event of a “Change of Control Triggering Event” as defined in the preliminary prospectus supplement at 101% of their principal amount, plus accrued and unpaid interest.

Day Count:	30/360

Minimum Denomination / Multiples:	$2,000 / $1,000

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities Inc. HSBC Securities (USA) Inc.

CUSIP / ISIN:	093662 AD6 / US093662AD66

Additional Information:	As of October 31, 2007, as adjusted to give effect to the sale of the notes and the application of the net proceeds as described in the preliminary prospectus supplement, cash and cash equivalents would have been $510.9 million, short-term debt would have been $39.6 million, long-term debt would have been $2.7 billion, total debt $2.8 billion and total capitalization would have been $3.3 billion. In addition, on a pro forma basis giving effect to this offering and the application of the net proceeds there from, as of October 31, 2007, Block Financial LLC would have had approximately $2.7 billion of indebtedness ranking pari passu with the notes.

On January 2, 2008, the Mississippi Attorney General filed an action concerning the Express IRA product in the Chancery Court of Hinds County, Mississippi, First Judicial District (Case No. G-2008-6) entitled Jim Hood, Attorney General for the State of Mississippi, ex rel. the State of Mississippi v. H&R Block, Inc., et al. This action asserts claims concerning the Express IRA product similar to those claims asserted in lawsuits previously disclosed by H&R Block, Inc. in its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We intend to defend this case vigorously, but there are no assurances as to its outcome.
The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408, J.P. Morgan Securities Inc. at 212-834-4533, or HSBC at 1-866-811-8049.
This communication should be read in conjunction with the preliminary prospectus supplement dated January 8, 2008 and the accompanying prospectus dated October 21, 2004.

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